United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 9, 2022

Date of Report (Date of earliest event reported)

Lakeshore Acquisition I Corp.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-40474	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Suite A-2F, 555 Shihui Road, Songjiang District, Shanghai, China	201100
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: +86 13816100700

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares	LAAA	The Nasdaq Stock Market LLC
Warrants	LAAAW	The Nasdaq Stock Market LLC
Units	LAAAU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

IMPORTANT NOTICES

Important Notice Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended. Statements that are not historical facts, including statements about the pending transactions among Lakeshore Acquisition I Corp. (together with its successors, the “Purchaser”), LAAA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”), ProSomnus Holdings Inc., a Delaware corporation (“ProSomnus”), HGP II, LLC, a Delaware limited liability company, as the representative of the stockholders of ProSomnus, and RedOne Investment Limited, a British Virgin Islands company, as the representative of the stockholders of Purchaser, and the transactions contemplated thereby, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transaction, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Purchaser’s securities; (ii) the risk that the transaction may not be completed by Purchaser’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Purchaser; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the business combination agreement by the stockholders of Purchaser, the satisfaction of the minimum cash amount following any redemptions by Purchaser’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on ProSomnus’s business relationships, operating results and business generally; (vii) risks that the proposed transaction disrupts current plans and operations of ProSomnus; (viii) the outcome of any legal proceedings that may be instituted against ProSomnus or Purchaser related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Purchaser’s securities on a national securities exchange; (x) changes in the competitive industries in which ProSomnus operates, variations in operating performance across competitors, changes in laws and regulations affecting ProSomnus’s business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xii) the risk of downturns in the market and ProSomnus’s industry including, but not limited to, as a result of the COVID-19 pandemic; (xiii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions; (xiv) the inability to complete its convertible debt financing; (xv) the risk of potential future significant dilution to stockholders resulting from lender conversions under the convertible debt financing; and (xvi) risks and uncertainties related to ProSomnus’s business, including, but not limited to, risks relating to the uncertainty of the projected financial information with respect to ProSomnus; risks related to ProSomnus’s limited operating history, the roll-out of ProSomnus’s business and the timing of expected business milestones; ProSomnus’s ability to implement its business plan and scale its business, which includes the recruitment of healthcare professionals to prescribe and dentists to deliver ProSomnus oral devices; the understanding and adoption by dentists and other healthcare professionals of ProSomnus oral devices for mild-to-moderate OSA; expectations concerning the effectiveness of OSA treatment using ProSomnus oral devices and the potential for patient relapse after completion of treatment; the potential financial benefits to dentists and other healthcare professionals from treating patients with ProSomnus oral devices and using ProSomnus’s monitoring tools; ProSomnus’s potential profit margin from sales of ProSomnus oral devices; ProSomnus’s ability to properly train dentists in the use of the ProSomnus oral devices and other services it offers in their dental practices; ProSomnus’s ability to formulate, implement and modify as necessary effective sales, marketing, and strategic initiatives to drive revenue growth; ProSomnus’s ability to expand internationally; the viability of ProSomnus’s intellectual property and intellectual property created in the future; acceptance by the marketplace of the products and services that ProSomnus markets; government regulations and ProSomnus’s ability to obtain applicable regulatory approvals and comply with government regulations, including under healthcare laws and the rules and regulations of the U.S. Food and Drug Administration; and the extent of patient reimbursement by medical insurance in the United States and internationally. A further list and description of risks and uncertainties can be found in Purchaser’s initial public offering prospectus dated June 10, 2021 and in Purchaser’s quarterly reports on Form 10-Q and annual reports on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) subsequent thereto and in the Registration Statement on Form S-4 and proxy statement that will be filed with the SEC by the Purchaser in connection with the proposed transactions, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Purchaser, Merger Sub, ProSomnus, and their subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the transaction described herein, Purchaser will file relevant materials with the SEC, including the Registration Statement on Form S-4 and a proxy statement. The proxy statement and a proxy card will be mailed to stockholders as of a record date to be established for voting at the stockholders’ meeting relating to the proposed transactions. Stockholders will also be able to obtain a copy of the Registration Statement on Form S-4 and proxy statement without charge from Purchaser. The Registration Statement on Form S-4 and proxy statement, once available, may also be obtained without charge at the SEC’s website at www.sec.gov or by writing to Purchaser at 667 Madison Avenue, New York, NY 10065.

INVESTORS AND SECURITY HOLDERS OF PURCHASER ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTIONS THAT PURCHASER WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PURCHASER, PROSOMNUS AND THE TRANSACTIONS.

Participants in Solicitation

Purchaser, Merger Sub, ProSomnus, certain stockholders of ProSomnus, and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Purchaser common stock in respect of the proposed transaction. Information about Purchaser’s directors and executive officers and their ownership of Purchaser’s ordinary shares is set forth in Purchaser’s Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination or any other matter and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Purchaser, ProSomnus or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 1.01	Entry into a Material definitive Agreement.

On May 9, 2022, Lakeshore Acquisition I Corp., a Cayman Islands exempted company (together with its successors, including after the Reincorporation (as defined below), the “Purchaser”), LAAA Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (the “Merger Sub”), ProSomnus Holdings Inc., a Delaware corporation (“ProSomnus”), HGP II, LLC, a Delaware limited liability company, as the representative of the stockholders of ProSomnus, and RedOne Investment Limited, a British Virgin Islands company, as the representative of the stockholders of Purchaser, entered into a Merger Agreement (the “Merger Agreement”).

The Merger and Merger Consideration

Pursuant to the Merger Agreement, ProSomnus will merge with Merger Sub (the “Merger”), with ProSomnus surviving and the Purchaser acquiring 100% of the equity securities of ProSomnus. In exchange for their equity securities, the stockholders of ProSomnus (the “Company Stockholders”) will receive an aggregate number of shares of common stock (the “Purchaser Common Stock”) of the Purchaser (the “Merger Consideration”) with an aggregate value equal to: (a) one hundred thirteen million U.S. dollars ($113,000,000), minus (b) the amount by which the Closing Net Indebtedness (as defined in the Merger Agreement) exceeds twelve million U.S. dollars ($12,000,000). Additionally, Purchaser shall make available to ProSomnus no less than $40,000,000, prior to the payment of expenses incurred in connection with the Merger and any outstanding debt of ProSomnus, in cash and cash equivalents (the “Minimum Cash Amount”) immediately after the closing of the transaction contemplated under the Merger Agreement (the “Closing”), including the net proceeds from the trust account established by Purchaser with the proceeds from its initial public offering (the “Trust Account”) and the net proceeds from the Transaction Financing (as defined below). The closing of the Transaction Financing is a condition to Closing.

The Merger Consideration otherwise payable to Company Stockholders is subject to the withholding of a number of shares of Purchaser Common Stock equal to three percent (3.0%) of the Merger Consideration to be placed in escrow for post-closing adjustments (if any) to the Merger Consideration, in accordance with the terms of the Merger Agreement following the Closing.

Additionally, the Company Stockholders may be entitled to receive up to 3.0 million earn-out shares in three tranches:

•	the first tranche of 1.0 million earn-out shares will be issued when the volume-weighted average price per share of Purchaser Common Stock is $12.50 or greater for 20 trading days in any consecutive 30 trading day period commencing 6 months after the Closing and ending at the third anniversary of the Closing;
•	the second tranche of 1.0 million earn-out shares will be issued when the volume-weighted average price per share of Purchaser Common Stock is $15.00 or greater for 20 trading days in any consecutive 30 trading day period commencing 6 months after the Closing and ending at the third anniversary of the Closing; and
•	the third tranche of 1.0 million earn-out shares will be issued when the volume-weighted average price per share of Purchaser Common Stock is $17.50 or greater for 20 trading days in any consecutive 30 trading day period commencing 6 months after the Closing and ending at the third anniversary of the Closing.

The parties agreed that immediately following the Closing, Purchaser’s board of directors will consist of seven (7) to nine (9) individuals designated by ProSomnus, in its sole discretion, and appointed in compliance with the rules of The Nasdaq Stock Market (“Nasdaq”), including that a majority of the directors will qualify as independent directors.

Reincorporation of the Purchaser

Immediately prior to the Merger, the Purchaser shall reincorporate into the State of Delaware so as to re-domicile as and become a Delaware corporation by means of a merger of Purchaser with and into a newly formed Delaware corporation (the “Reincorporation”), and subject to the receipt of the approval of the shareholders of the Purchaser to the Reincorporation terms, the Purchaser shall adopt Delaware organizational documents, which will provide, among other things, that the name of the Purchaser shall be amended to be “ProSomnus, Inc.” In connection with the Reincorporation, Purchaser’s outstanding securities will be converted into equivalent securities of the Purchaser as a Delaware corporation, as follows:

•	Each of Purchaser’s ordinary shares will be converted automatically into one share of Purchaser Common Stock.

•	Each warrant entitling the holder to purchase one Purchaser ordinary share at a price of $11.50 per whole share will be converted automatically into one warrant to purchase one share of Purchaser Common Stock at a price of 11.50 per whole share.

•	Each issued and outstanding unit of Purchaser will be automatically separated into its constituent securities, with each constituent security being automatically converted into a security of the Purchaser as described in the preceding bullet points.

Representations and Warranties

In the Merger Agreement, ProSomnus makes certain representations and warranties (with certain exceptions set forth in the disclosure schedules to the Merger Agreement) relating to, among other things: (a) proper corporate organization of ProSomnus and its subsidiaries and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) absence of conflicts; (d) capital structure; (e) accuracy of charter documents and corporate records; (f) required consents and approvals; (g) financial information; (h) absence of certain changes or events; (i) title to assets and properties; (j) material contracts; (k) ownership of real property; (l) licenses and permits; (m) compliance with laws, including those relating to foreign corrupt practices and money laundering; (n) ownership of intellectual property; (o) customers and suppliers; (p) employment and labor matters; (q) taxes and audits; (r) brokers and finders; (s) that ProSomnus is not an investment company; and (t) other customary representations and warranties.

In the Merger Agreement, Purchaser and Merger Sub make certain representations and warranties relating to, among other things: (a) proper corporate organization and similar corporate matters; (b) authorization, execution, delivery and enforceability of the Merger Agreement and other transaction documents; (c) litigation; (d) brokers and finders; (e) capital structure; (f) validity of share issuance; (g) the Minimum Cash Amount; (h) validity of Nasdaq listing; (i) SEC filing requirements and financial statements; (j) that Purchaser is not an investment company; and (k) compliance with laws, including those relating to money laundering.

Conduct Prior to Closing; Covenants

Each of ProSomnus and Purchaser has agreed to, and cause its subsidiaries to, operate the business in the ordinary course, consistent with past practices, prior to the Closing (with certain exceptions) and not to take certain specified actions without the prior written consent of the other party.

The Merger Agreement also contains, among other things, covenants providing for:

●	Each party providing access to their books and records and providing information relating to their respective business to the other party, its legal counsel and other representatives;

●	ProSomnus delivering the financial statements required by Purchaser to make applicable filings with the SEC;

●	Purchaser timely filing all of its public filings with the SEC and otherwise complying with applicable securities laws and using its reasonable best efforts prior to the Closing to maintain the listing of its units, ordinary shares and warrants on Nasdaq;

●	The parties shall not solicit, initiate, encourage or continue discussions with any third party with respect to any transaction other than the transactions contemplated or permitted by the Merger Agreement; and

●	The Purchaser, with the reasonable assistance of ProSomnus, shall file and cause to become effective a registration statement on S-4 (the “Form S-4”) registering the Purchaser Common Stock, which will also contain a proxy statement of Purchaser for the purpose of soliciting proxies from Purchaser’s shareholders for approval of certain matters related to the transactions contemplated by the Merger Agreement.

Conditions to Closing

General Conditions

Consummation of the transactions contemplated by the Merger Agreement is conditioned on, among other things, (i) the absence of any order or provisions of any applicable law prohibiting the transactions or preventing the transactions; (ii) Purchaser and ProSomnus receiving approval from their respective stockholders to the transactions, (iii) the Purchaser having no less than $40,000,000 in cash and cash equivalents available to them immediately after the Closing, including the net proceeds from the Trust Account and the net proceeds from the Transaction Financing (as defined in the Merger Agreement); (iv) the Purchaser Common Stock having been approved for listing on Nasdaq, and (v) the SEC having declared the Form S-4 effective.

ProSomnus’s Conditions to Closing

The obligations of ProSomnus to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above, are conditioned upon each of the following, among other things:

●	The Purchaser complying with all of its obligations under the Merger Agreement in all material respects;

●	the representations and warranties of the Purchaser being true on and as of the Closing, other than as would not reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement); and

●	there having been no Material Adverse Effect to Purchaser.

Purchaser’s Conditions to Closing

The obligations of Purchaser and Merger Sub to consummate the transactions contemplated by the Merger Agreement, in addition to the conditions described above in the first paragraph of this section, are conditioned upon each of the following, among other things:

●	the representations and warranties of ProSomnus being true on and as of the Closing, other than as would not reasonably be expected to have a Material Adverse Effect;

●	ProSomnus complying with all of the obligations under the Merger Agreement in all material respects; and

●	there having been no Material Adverse Effect to ProSomnus’s business.

Termination

The Merger Agreement may be terminated and/or abandoned at any time prior to the Closing, whether before or after approval of the proposals being presented to Purchaser’s stockholders, upon mutual agreement of the parties or by:

●	either Purchaser or ProSomnus, if the Closing has not occurred by December 10, 2022 (the “Outside Date”), provided that no material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement shall have occurred or have been made;

●	either Purchaser or ProSomnus, if a Governmental Authority (as defined in the Merger Agreement) of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable;

●	Purchaser, if ProSomnus has breached any representation, warranty, agreement or covenant contained in the Merger Agreement, such that the conditions to Purchaser’s obligations to close would not be met, and such breach has not been cured within the earlier of (A) twenty (20) days following the receipt by ProSomnus of a notice describing such breach and (B) the Outside Date;

●	ProSomnus, if Purchaser has breached any representation, warranty, agreement or covenant contained in the Merger Agreement, such that the conditions to ProSomnus’s obligations to close would not be met, and such breach has not been cured within the earlier of (A) twenty (20) days following the receipt by Purchaser a notice describing such breach and (B) the Outside Date;

●	Purchaser, if there shall have been a Material Adverse Effect on ProSomnus’s business taken as a whole following the date of the Merger Agreement which is uncured for at least ten (10) business days after written notice of such Material Adverse Effect is provided by Purchaser to ProSomnus;

●	either ProSomnus or Purchaser, if the Merger Agreement, the plan of merger or the transactions fail to be authorized or approved by Purchaser shareholders; or

●	Purchaser, if the stockholders of ProSomnus do not approve the Merger Agreement and the transactions contemplated thereunder;

●	ProSomnus, if the Minimum Cash Condition is not satisfied within sixty (60) days of the date of the Merger Agreement; or

●	Purchaser, if the closing conditions under the Merger Agreement have been satisfied or waived and the Purchaser has confirmed by written notice that it is willing and able to consummate the Closing, and ProSomnus shall have failed to consummate such transactions within ten (10) business days after such notice.

Indemnification

The Merger Agreement does not provide for indemnification obligations for any party. All representations and warranties contained in the Merger Agreement shall terminate as of the closing date.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein.

Stock Exchange Listing

Purchaser will take commercially reasonable actions to cause the Purchaser Common Stock issued in connection with the Merger Agreement to be approved for listing on the Nasdaq Capital Market at Closing. During the period from the date of the Merger Agreement until the Closing, Purchaser will use reasonable best efforts to maintain the listing of its units, ordinary shares, and warrants for trading on the Nasdaq Capital Market.

ADDITIONAL AGREEMENTS

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement (the “Ancillary Documents”) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Ancillary Documents, copies or forms of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Ancillary Documents in their entirety.

Purchaser Support Agreement

In connection with their entry into the Merger Agreement, Purchaser and ProSomnus entered into the Purchaser Support Agreement, dated as of May 9, 2022 (the “Purchaser Support Agreement”), with the initial shareholders of the Purchaser (the “Supporters”), pursuant to which the Supporters agreed (i) to vote the Purchaser ordinary shares held by them in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder, (ii) to not transfer, during the term of the Purchaser Support Agreement, any Purchaser Common Stock owned by them, (iii) to not transfer any Purchaser Common Stock held by them in accordance with the lock-up provisions set forth in the Purchaser’s final prospectus filed with the U.S. Securities and Exchange Commission on June 14, 2021, and (iv) to automatically (and with no further action by the Supporters) transfer up to an aggregate of 30% of the Founder Shares (as defined in the Purchaser Support Agreement) held by each Supporter to Equity Investors (as defined in the Purchaser Support Agreement) for no consideration. If the aggregate number of transferred Founder Shares is equal to or greater than 273,350 Founder Shares (the “20% Threshold”), Purchaser shall issue a full warrant to the Supporters for each transferred Founder Share transferred above the 20% Threshold; provided that in no event shall the aggregate number of transferred Founder Shares be greater than 410,025.

The foregoing description of the Purchaser Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Voting and Support Agreement

In connection with their entry into the Merger Agreement, Purchaser and ProSomnus entered into a Voting and Support Agreement, dated as of May 9, 2022 (the “Voting and Support Agreement”), with certain Company Stockholders, pursuant to which such Company Stockholders agreed, among other things, (i) to vote the Company Stock (as defined in the Merger Agreement) held by them in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereunder, (ii) authorize and approve any amendment to the Company’s Organizational Documents (as defined in the Merger Agreement) that is deemed necessary or advisable by ProSomnus for purposes of effecting the transactions contemplated under the Merger Agreement, and (iii) to not transfer, during the term of the Voting and Support Agreement, any Company Stock owned by them, except as permitted under the terms of the Voting and Support Agreement.

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-up Agreement

At the Closing, Purchaser and ProSomnus will enter into a Lock-Up Agreement (the “Lock-up Agreement”) with certain Company Stockholders whose names appear on the signature pages thereto (such stockholders, the “Company Holders”), pursuant to which each Company Holder will agree that each such holder will not, during the Lock-up Period (as defined below), offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the shares issued in connection with the Merger (the “Lock-up Shares”) (other than certain shares issued in connection with the conversion of subordinated debt), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash, or otherwise. As used herein, “Lock-Up Period” means the period commencing on the closing date of the Merger and ending on the earlier of: (i) six months after the Closing; and (ii) with respect to Lock-up Shares not held by a Significant Company Stockholder (as defined in the Merger Agreement) only, if the volume weighted average price of the Purchaser Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30 consecutive trading days beginning 90 days after the Closing.

The foregoing description of the Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the form of the Lock-Up Agreement, a copy of which is included as Exhibit 10.3 hereto, and the terms of which are incorporated by reference.

Non-Competition and Non-Solicitation Agreement

At the Closing, the Purchaser, ProSomnus and each of Len Liptak, Sung Kim, Melinda Hungerman and Laing Rikkers (the “Key Management Members”) will enter into  non-competition and non-solicitation agreements (the “Non-Competition and Non-Solicitation Agreements”), pursuant to which the Key Management Members and their affiliates will agree not to compete with Purchaser during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers or clients of such entities. The agreements also contains customary non-disparagement and confidentiality provisions.

The foregoing description of the Non-Competition and Non-Solicitation Agreements is subject to and qualified in its entirety by reference to the full text of the form of the Non-Competition and Non-Solicitation Agreement, a copy of which is included as Exhibit 10.4 hereto, and the terms of which are incorporated by reference.

Registration Rights Agreement

At the Closing, Purchaser, the Supporters and certain Company Stockholders (collectively, the “Subject Parties”) will enter into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, Purchaser will be obligated to file a registration statement to register the resale of certain securities of Purchaser held by the Subject Parties. The Registration Rights Agreement will also provide the Subject Parties with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit 10.5 hereto, and the terms of which are incorporated by reference.

ProSomnus, Inc. 2022 Equity Incentive Plan

At the Closing, the ProSomnus, Inc. 2022 Equity Incentive Plan (the “2022 Equity Incentive Plan”) will provide for the grant of equity incentives up to a maximum of 15% of the shares of the Purchaser Common Stock outstanding immediately after the Closing to the directors, employees, and consultants of ProSomnus, Inc.

The foregoing description of the 2022 Equity Incentive Plan does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the 2022 Equity Incentive Plan, copy of which is filed as Exhibit 10.6 hereto and incorporated by reference herein.

Financing Agreements

Pursuant to the Merger Agreement, Purchaser has agreed to use its reasonable best efforts to, within sixty (60) days following the date of the Merger Agreement:

(A) enter into definitive agreements (i) with certain investors pursuant to which such investors will purchase shares of Purchaser Common Stock at a purchase price of ten dollars ($10.00) per share, and/or (ii) with certain “beneficial owners” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of Purchaser Common Stock pursuant to which such Purchaser stockholders shall agree not to redeem their shares of Purchaser Common Stock in connection with the Merger and to waive their redemption rights under the Purchaser’s amended and restated memorandum and articles of association; provided that the combination of proceeds under (i) and (ii) shall be equal to an aggregate of at least ten-million dollars ($10,000,000) held inside or outside the Trust Account immediately prior to the consummation of the Merger (the “Equity Investment”); and

(B) enter into definitive agreements with certain investors pursuant to which such investors will purchase convertible notes of Purchaser with an aggregate principal funding equal to thirty million dollars ($30,000,000), in a private placement or placements to be consummated immediately prior to the consummation of the Merger (the “Debt Investment” and together with the Equity Investment, the “Transaction Financing”).

The Debt Investment

Senior Debt. In connection with the Debt Investment, Purchaser entered into a non-binding Term Sheet dated as of May 6, 2022 (the “Term Sheet”) with funds and accounts managed or advised by Cohanzick Management, LLC (“Cohanzick”) and CrossingBridge Management, LLC (“CrossingBridge”), pursuant to which, among other things, the Cohanzick and CrossingBridge will agree to fund $17,142,857 in aggregate principal amount of Senior Secured Convertible Notes, consisting of aggregate cash to Purchaser of $15 million and an original issue discount (“OID”) of $2,142,857 (the “Senior Debt”), which Senior Debt will be issued in a single closing that will occur concurrently with the Closing. If the net cash to the Purchaser’s balance sheet after paydown of debt, fees and expenses in connection with the Merger is below $30,000,000, the OID of the Senior Debt shall be adjusted as follows: for every $1,000,000 below $30,000,000 (and above $18,000,000) in net cash to the Purchaser’s balance sheet, the OID shall increase by 0.33%.

Interest on the Senior Debt will accrue and be paid quarterly at the rate of 9.00% per annum in cash based on a 365-day year. Unless earlier converted, redeemed or repurchased, all principal, together with accrued and unpaid interest under the Senior Debt will be due and payable 36 months after the issuance date of the Senior Debt (the “Senior Debt Maturity Date”). The repayment of the Senior Debt will not be amortized. Prior to the Senior Debt Maturity Date, the holders of the Senior Debt may, at their sole discretion, elect to convert the Senior Debt into Purchaser Common Stock. Initially, the conversion price of the Senior Debt will be $13.00 per share (the “Senior Debt Conversion Price”). The Senior Debt Conversion Price will be subject to reset to the lower of a 5% premium to the market price of Purchaser Common Stock 6 months and 12 months after the Closing, subject to $5.50 per share floor. The Senior Debt will contain customary mandatory prepayment provisions, including prepayment with net proceeds of certain indebtedness, asset sales, and casualty events, provided that the holders of the Senior Debt shall have the option to waive any such prepayments. In addition, the Senior Debt will also be subject to customary anti-dilution adjustments and “make-whole” increases in connection with certain fundamental changes. The Senior Debt may be prepaid at par after 18 months from the issuance date upon 30 days’ notice.

Upon closing of the Senior Debt, the holders of the Senior Debt shall receive warrants of Purchaser with 10% warrant coverage and an exercise price equal to $11.50 per share (such warrants, the “Senior Debt Warrants”). The Senior Debt Warrants will be exercisable for a period of 5 years from the Closing. The Senior Debt Warrants shall be issued pursuant to the warrant agreement governing the Purchaser Warrants (as defined in the Merger Agreement) and shall be subject to the terms and conditions thereof, as modified (whether the terms such modification are reflected in the terms of the Senior Debt Warrants issued at the Closing, or in an amendment to or exchange for the Lender Warrants (as defined below) consummated after the Closing).

Junior Debt. Pursuant to the Term Sheet, Craig-Hallum Capital Group and Roth Capital Partners (the “Placement Agents”) will use their best efforts to place $16,666,667 in aggregate principal amount of secured convertible notes, consisting of aggregate cash to Purchaser of $15 million and an OID of $1,666,667 (the “Junior Debt”). The Junior Debt will be subordinated to the Senior Debt through an intercreditor agreement among the lenders. The principal, interest and any other amounts owing under the Junior Debt shall be secured by second priority security interests, and liens on all present and after-acquired assets of Purchaser and subsidiary guarantors, including, but without limitation, a pledge of the equity interests directly or indirectly held by Purchaser and its subsidiary guarantors, as to be set forth in the security agreement to be entered into in connection with the closing of the Junior Debt, subject to customary exceptions.

Interest on the Junior Debt shall accrue on all outstanding principal amounts at the rate of Prime + 6.50% per annum PIK or cash, payable quarterly at the election of Purchaser. The date of maturity of the Junior Debt shall occur on the latter of the 40th month anniversary from the Closing, or 120 days after the maturity of the Senior Debt (the “Junior Debt Maturity Date”). The repayment of the Junior Debt will not be amortized. Prior to the Junior Debt Maturity Date, each holder of Junior Debt may, at its sole discretion, elect to convert the Junior Debt into Purchaser Common Stock. Initially, the conversion price of the Junior Debt will be $11.50 per share (the “Junior Debt Conversion Price”). The Junior Debt Conversion Price will be subject to reset to the lower of a 5% premium to the market price of Purchaser Common Stock 6 months and 12 months after Closing subject to $4.50 per share floor. The Junior Debt will contain customary mandatory prepayment provisions, including prepayment with net proceeds of certain indebtedness, asset sales, and casualty events, provided that the holders of Junior Debt shall have the option to waive any such prepayments. The Purchaser will have the option to prepay (the “Optional Prepayment”) all or any portion of the Junior Debt at par plus any accrued and unpaid interest, upon 30 business days written notice, in cash or in stock at any time after 18 months from the date of issuance if the Daily VWAP of the Purchaser Common Stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days exceeds $18.00. Notwithstanding, the Optional Prepayment may not be paid in cash while the Senior Debt is outstanding.

Upon closing of the Junior Debt, the holders of the Junior Debt shall receive warrants of Purchaser with 100% warrant coverage and an exercise price equal to $20.00 per share (such warrants, the “Junior Debt Warrants” and together with the Senior Debt Warrants, the “Lender Warrants”). The Junior Debt Warrants will be exercisable for a period of 10 years from the Closing. The Junior Debt Warrants shall be issued pursuant to the warrant agreement governing the Purchaser Warrants (as defined in the Merger Agreement) and shall be subject to the terms and conditions thereof, as modified (whether the terms such modification are reflected in the terms of the Junior Debt Warrants issued at the Closing, or in an amendment to or exchange for the Lender Warrants consummated after the Closing).

Cohanzick agrees and is obligated to backstop the $15,000,000 of Junior Debt to the extent the Placement Agents are not able to place the full $15,000,000 (“the “Backstop”). Cohanzick will receive 90,000 Purchaser Common Stock from the Placement Agents that are otherwise due to the Placement Agents as part of their placement agent fee on the Junior Debt. For every $1,000.00 that is purchased by parties other than Cohanzick (the “Junior Debt Note Purchasers”), the Placement Agents will receive 6.00 shares of Purchaser Common Stock from Cohanzick, up to a total of 90,000 shares of Purchaser Common Stock.

At Closing, Cohanzick will receive 50,000 newly issued shares of Purchaser Common Stock as a commitment fee in return for backstopping the Junior Debt. In addition, at Closing, Cohanzick will receive 250,000 newly issued shares of Purchaser Common Stock (the “Bonus Shares”). Cohanzick will transfer the Bonus Shares, pro rata, to the Junior Debt Note Purchasers.

The closing of the Junior Debt shall be subject to closing conditions customary for debt facilities and transactions of this type.

General. The Debt Investment described above is subject to the negotiation and entering into of definitive agreements for the Debt Investment. Such definitive agreements are expected to include customary provisions for high yield debt financings and will contain customary representations and warranties, affirmative covenants, financial reporting requirements, negative covenants and events of default. The negative covenants included in the definitive documentation for the Debt Investment will impose restrictions on the ability of Purchaser, the guarantors and their subsidiaries to incur indebtedness, grant liens, make investments, make acquisitions, declare and pay restricted payments, prepay junior or subordinated debt, sell assets and enter into transactions with affiliates, in each case, subject to certain customary exceptions. In addition, the Debt Investment will require compliance with certain financial covenants, specifically a monthly minimum revenue covenant and a minimum liquidity covenant. We will file a Current Report on Form 8-K describing the terms of any material definitive agreement entered into by Lakeshore relating to the Debt Investment and we will file such material definitive agreements as exhibits to such Form 8-K.

Based on majority vote of the Senior Debt and the Junior Debt, and subject to the terms of the Financing Agreements, the debt holders will name one representative to the Purchaser’s board of directors following the consummation of the Merger.

There can be no assurance that Purchaser will be able to arrange the Transaction Financing.

Escrow Agreement

Pursuant to the Merger Agreement, the Purchaser, HGP II, LLC, a Delaware limited liability company, as the representative of the Company Stockholders, and an escrow agent will enter into an Escrow Agreement pursuant to which Purchaser will deposit a number of shares of Purchaser Common Stock equal to three percent (3.0%) of the Merger Consideration in escrow for post-closing adjustments (if any) to the Merger Consideration as contemplated under the Merger Agreement.

Item 7.01.	Regulation FD Disclosure.

On May 10, 2022, Purchaser and ProSomnus issued a joint press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Purchaser and ProSomnus have prepared for use in connection with the announcement of the execution of the Merger Agreement.

Furnished as Exhibit 99.3 hereto and incorporated into this Item 7.01 by reference is the transcript of an audio investor presentation that Purchaser and ProSomnus prepared for use in connection with the announcement of the execution of the Merger Agreement.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is being furnished and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description
2.1	Merger Agreement dated May 9, 2022
10.1	Form of Purchaser Support Agreement
10.2	Form of Voting and Support Agreement
10.3	Form of Lock-up Agreement
10.4	Form of Non-Competition and Non-Solicitation Agreement
10.5	Form of Registration Rights Agreement
10.6	Form of 2022 Equity Incentive Plan
99.1	Press Release dated May 10, 2022
99.2	Investor Presentation
99.3	Investor presentation recording transcript
99.4	Letter to investors, dated May 10, 2022
99.5	Email to shareholders of ProSomnus, dated May 10, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2022

LAKESHORE ACQUISITION I CORP.

By:	/s/ Bill Chen
Name:	Bill Chen
Title:	Chief Executive Officer